United States securities and exchange commission logo





                             May 7, 2024

       Craig F. Courtemanche, Jr.
       Chief Executive Officer
       Procore Technologies, Inc.
       6309 Carpinteria Avenue
       Carpinteria, CA 93013

                                                        Re: Procore
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 26,
2024
                                                            File No. 001-40396

       Dear Craig F. Courtemanche:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 58

   1. We note that your adjustments for "employer payroll tax on employee stock transactions"
                                                        in each of your
non-GAAP measures presented. Please tell us how you determined it is appropriate to exclude
such amounts as they appear to be a normal, recurring, cash
                                                        operating expense.
Refer to Question 100.01 of the non-GAAP C&DIs.
       General

   2. We note that in your earnings calls you quantify free cash flow per share, which you also discuss in your
investor day presentation on your website and in exhibit 99.1 to Form
                                                        8-K furnished on
September 20, 2023. Please discontinue the presentation and
                                                        discussion of this
measure as non-GAAP liquidity measures that measure cash generated must not be presented
on a per share basis. Refer to Rule 100(b) of Regulation G.
 Craig F. Courtemanche, Jr.
Procore Technologies, Inc.
May 7, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 with any questions.



                                                          Sincerely,
FirstName LastNameCraig F. Courtemanche, Jr.
                                                          Division of
Corporation Finance
Comapany NameProcore Technologies, Inc.
                                                          Office of Technology
May 7, 2024 Page 2
cc:       Benjamin Singer
FirstName LastName